UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Warwick Valley Telephone Company

Full Name of Registrant

Former Name if Applicable

47 Main Street

Address of Principal Executive Office (Street and Number)
Warwick, New York 10990

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2007 (the “March 2007 10-Q”) could not be filed within the prescribed time period without unreasonable effort or expense due to certain delays beyond the control of Registrant. The Company requires additional time to complete its review process due to the ongoing implementation of its new automated accounting and billing system to improve the Company’s internal controls over financial reporting. This review is required until the new system has been fully implemented and adequately tested. The Company expects to file its March 2007 Form 10-Q no later than May 15, 2007.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kenneth H. Volz	845	986-2071
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The Company expects a decline in Operating revenues of $184 (or 3%) from $6,075 in the first quarter of 2006 to $5,891 in 2007. Revenues from local network services are expected to decline in the first quarter of 2007; additionally, Internet service revenues are expected to decline as customers continued to migrate to similar Internet services offered by competitors and as customers continued to switch to the competition’s telephone service. The Company expects Operating expenses to decrease $527 (or 7%) from $7,118 in the first quarter of 2006 to $6,591 in 2007, primarily due to expected decreases in cost for professional services, legal and consultant fees. Other income is expected to decline by approximately $1,051 (or 37%) from $2,869 in 2006 to $1,818 due primarily to the fact that there was no gain in the first quarter of 2007 comparable to the gain of $611 on the sale of the Company’s investment in Zefcom in 2006 and to the lower earnings from Orange County-Poughkeepsie Limited Partnership. As a result of all of the above, net income after taxes is expected to decline by approximately 40% to $726. The foregoing results are unaudited and are subject to adjustment in the course of completing the audit review.

WARWICK VALLEY TELEPHONE COMPANY
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2007	By	/s/ Kenneth H. Volz

Kenneth H. Volz Interim Vice President & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable t submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).